UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Lumisys Incorporated

                                (Name of Issuer)

                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)

                                    55027494

                                 (CUSIP Number)

                                                             Joyce P. Haag, Esq.
   Deborah McLean Quinn, Esq.                                    Secretary
      Nixon Peabody LLP                                    Eastman Kodak Company
   Clinton Square Suite 1300                                343 State Street
 Rochester, New York  14604                            Rochester, New York 14650
    elephone: 716-263-1307                               Telephone: 716-274-4368
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 9, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55027494                                                   Page 2 of 9
--------------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
       Eastman Kodak Company
       16-0417150

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)                             X

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization
   State of New Jersey

--------------------------------------------------------------------------------

Number of                        7. Sole Voting Power
Shares                              1,076,636* shares of Common Stock
Beneficially                     -----------------------------------------------
Owned by
Each                              8. Shared Voting Power
Reporting                            0
Person With
                                 -----------------------------------------------

                                  9. Sole Dispositive Power
                                     0

                                 -----------------------------------------------

                                  10. Shared Dispositive Power
                                     0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 1,076,636* shares of Common Stock

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*

--------------------------------------------------------------------------------

CUSIP No. 55027494                                                   Page 3 of 9


13. Percent of Class Represented by Amount in Row (11)
    11.39%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
    CO

--------------------------------------------------------------------------------

         *Includes 175,000 shares subject to immediately exercisable options. Does not include 16,249 shares subject to immediately exercisable stock option(s) with an exercise price of more than $4.05 per share (the Merger Consideration).

         This Schedule relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Lumisys Incorporated (the "Issuer" or "Lumisys"). The Issuer's principal executive office is located at 225 Humboldt Court, Sunnyvale, California 94089.

CUSIP No. 55027494                                                   Page 4 of 9

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Eastman Kodak Company ("Kodak") in connection with (i) an Agreement and Plan of Merger (the "Merger Agreement"), dated November 9, 2000, among Kodak, its wholly owned subsidiary Sunfish Acquisition Corp. (Merger Subsidiary") , and Lumisys, and (ii) the Stockholder Agreement (the "Stockholder Agreement") among Kodak, Sunfish Acquisition Corp., Lumisys and Bala Manian, Ph.D., individually and in his capacity as trustee of the Manian Revocable Trust and as general partner of Saraswati Partners and Phillip Berman, M.D., individually and in his capacity as manager of the P. Berman Family LLC, the general partner of Sequoia Investment Limited Partnership (the "Lumisys Significant Stockholders"), dated November 9, 2000, which grants Kodak the right, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Lumisys Significant Stockholders, to vote such Stockholders' shares of Common Stock or grant any consent or approval with respect to such Stockholders' shares of Common Stock under certain circumstances described below. The Merger Agreement and the Stockholders' Agreement are incorporated by reference as an exhibit to this
Schedule 13D.

         Kodak is organized as a corporation under the laws of the State of New Jersey, and its headquarters business address is 343 State Street, Rochester, New York 14650. Kodak is engaged primarily in developing, manufacturing and marketing consumer, professional, health and other imaging products and services.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of Kodak are set forth in Annex A hereto and are incorporated herein by reference.

         None of Kodak or its directors or executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration of and as a condition to Kodak entering into the Merger Agreement, Kodak has been appointed proxy and attorney-in-fact to vote the shares of Lumisys Common Stock owned by the Lumisys Significant Stockholders as of November 9, 2000 and which may be acquired pursuant to outstanding options as of such date, and has been granted certain other rights under the Stockholders' Agreement.

CUSIP No. 55027494                                                   Page 5 of 9

ITEM 4.  PURPOSE OF THE TRANSACTION

         On November 9, 2000, Kodak, Merger Subsidiary and Lumisys entered into the Merger Agreement pursuant to which Merger Subsidiary will merge with and into Lumisys and Lumisys will be the surviving corporation. Upon consummation of the merger, the directors and officers of Merger Subsidiary immediately prior to the merger will be the directors and officers of the surviving corporation after the merger, the separate existence of Merger Subsidiary will cease, and all of the outstanding shares of the surviving corporation will be held by Kodak. The purchase price payable by Kodak consists of $4.05 per share for each share of Lumisys Common Stock outstanding, or approximately $39 million in the aggregate. Completion of the merger is subject to customary conditions, including the approval by Lumisys shareholders and regulatory approvals. The Merger Agreement may be terminated under certain circumstances including if (a) Lumisys does not obtain the required stockholder approval, (b) the merger is not consummated by January 31, 2001 (or February 28, 2001, in certain circumstances), or (c) Lumisys receives and its board of directors approves an unsolicited proposal to acquire 50% or more of Lumisys' Common Stock or 50% or more of Lumisys' assets or all of the outstanding shares of stock or assets of AuntMinnie.com, Inc., a majority owned subsidiary of Lumisys, in any such case which Lumisys' board concludes is superior to Lumisys' shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, subject to certain conditions and limitations. The terms of the Merger Agreement are incorporated herein by reference.

         Kodak, Merger Subsidiary, Lumisys and the Lumisys Significant Stockholders entered into the Stockholder Agreement as a condition of Kodak entering into the Merger Agreement. Pursuant to the terms of the Stockholder Agreement, the Lumisys Significant Stockholders have each agreed that at any meeting of stockholders of Lumisys, however called, or any action by written consent of the stockholders of Lumisys in lieu of a meeting, the Lumisys Significant Stockholders will vote all of their shares of Lumisys Common Stock:
(i) in favor of approval of the Merger Agreement and the transactions contemplated thereby (including the Merger) and by any of the agreements referred to therein (the "Transactions"); (ii) against any action or agreement that would result in a breach in any respect of any representation, warranty, agreement or covenant or any other obligation or agreement of Lumisys under the Merger Agreement or in connection with the Transactions; and (iii) except as otherwise agreed to in writing in advance by Kodak, against: (A) any "Other Acquisition" as defined in the Stockholder Agreement; (B) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of Lumisys; (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Lumisys and any third party; (D) a sale, lease, transfer or disposition of any assets of Lumisys or any of its subsidiaries outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company; (E) any change in the present capitalization of Lumisys or any amendment of its Certificate of Incorporation or Bylaws; (F) any other material change in Lumisys' corporate structure or affecting its business, and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement (including

CUSIP No. 55027494                                                   Page 6 of 9

the agreements referred to therein), or any of the transactions contemplated by the Stockholder Agreement or change any of the voting rights of any voting securities of Lumysis. The Lumisys Significant Stockholders also appointed Kodak as proxy and attorney-in-fact to vote their Lumisys Common Stock in the same manner for the Merger Proposal and against contrary proposals. The Lumisys Significant Stockholders also agreed not to (a) transfer ownership of their shares of Lumisys stock, (b) enter into any contract, option or arrangement with respect to the transfer of their shares, or (c) enter into any other voting arrangement with respect to their shares during the term of the Stockholders' Agreement. The Stockholder Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Kodak has been named as proxy and attorney-in-fact to vote the shares of Lumisys Common Stock held by the Lumisys Significant Stockholders as described herein. See Item 7. The percentage of ownership set forth in this
Schedule 13D is based upon 9,275,01 shares of the Issuer's Common Stock outstanding as of August 8, 2000, as reported in the Issuer's Quarterly Report on Form 9-Q for the quarter ended June 30, 2000, and the 175,000 shares subject to currently exercisable, in the money, options held by the Lumisys Significant Stockholders.

         Kodak declares that the filing of this Schedule 13D shall not be construed as an admission that Kodak is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Lumisys Common Stock, and it disclaims beneficial ownership of the shares of Lumisys Common Stock reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference), and the Stockholder Agreement described in response to Items 3 and 4 (which responses are incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person and any other person with respect to the shares of Lumisys Common Stock or, to the best knowledge of Kodak, among any of Kodak's executive officers and directors or, to the best knowledge of Kodak Inc., between any of Kodak's executive officers and directors and any other person, with respect to the shares of Lumisys Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger, dated November 9, 2000, among Kodak, Merger Subsidiary and Lumisys. Incorporated by reference to Exhibit 2.1 to the Lumisys Incorporated Form 10-Q for the quarterly period ended September 30, 2000, Commission File No. 0-26832 ("Lumisys 10-Q").

         2. Stockholder Agreement, dated as of November 9, 2000, among between Kodak,

CUSIP No.  5027494                                                   Page 7 of 9



         Merger Subsidiary, Lumisys and each of the Lumisys Significant Stockholders. Incorporated by reference to Exhibit 9.1 to the Lumisys 10-Q



SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2000                             Eastman Kodak Company

                                                      By:/s/ Joyce P. Haag
                                                        ------------------------
                                                        Joyce P. Haag, Secretary

CUSIP No. 55027494.                                                  Page 8 of 9


                           Schedule A to Schedule 13D

EXECUTIVE OFFICERS OF EASTMAN KODAK COMPANY ("KODAK") (all with business addresses at 343 State Street, Rochester, New York 14650):

Name                                Citizenship      Title

George M. C. Fisher.................United States    Chairman of the Board of
                                                     Directors
Daniel A. Carp......................United States    President, Chief Executive
                                                     Officer and Director
Robert H. Brust.....................United States    Chief Financial Officer and
                                                     Executive Vice President
Eric L. Steenburgh..................United States    Executive Vice President
Martin M. Coyne, II.................United States    Executive Vice President
Michael P. Morley...................United States    Executive Vice President
Joerg D. Agin.......................United States    Senior Vice President
Charles S. Brown, Jr. ..............United States    Senior Vice President
Carl E. Gustin, Jr..................United States    Chief Marketing Officer and
                                                     Senior Vice President
Theodore G. Lewis...................United States    Senior Vice President
J. Michale McQuade..................United States    Senior Vice President
Candy M. Obourn.....................United States    Senior Vice President
Dan P. Palumbo......................United States    Senior Vice President
Willy C. Shih.......................United States    Senior Vice President
Patrick T. Siewert..................United States    Senior Vice President
Dr. James C. Stoffel................United States    Chief Technical Officer and
                                                     Senior Vice President
David L. Smith......................United States    Senior Vice President
Gary P. VanGraafeiland..............United States    General Counsel and Senior
                                                     Vice President
E. Mark Rajkowski...................United States    Controller
Michael P. Bernard..................United States    Vice President

NON-EMPLOYEE DIRECTORS OF KODAK INCORPORATED (all with business addresses at 343 State Street, Rochester, New York 14650):

Richard S. Braddock.................United States    Director of Kodak, Chairman
                                                     and Chief Executive Officer
                                                     of Priceline.com
Martha Layne Collins ...............United States    Director of Kodak,
                                                     Executive Scholar in
                                                     Residence, Georgetown
                                                     College, Kentucky
Alice F. Emerson....................United States    Director of Kodak, Senior
                                                     Advisor of the Andrew W.
                                                     Mellon Foundation
Paul E. Gray........................United States    Director of Kodak,
                                                     President Emeritus and
                                                     Professor, Massachusetts
                                                     Institute of Technology

CUSIP No. 55027494..................                                 Page 9 of 9


Durk I. Jager.......................United States    Director of Kodak, Former
                                                     Chairman, President and
                                                     Chief Executive Officer of
                                                     The Proctor and Gamble
                                                     Company
Debra L. Lee........................United States    Director of Kodak,
                                                     President and Chief
                                                     Operating Officer of BET
                                                     Holdings, Inc.
Paul H. O'Neill.....................United States    Director of Kodak,
                                                     Chairman, Aluminum Company
                                                     of America
John J. Phelan, Jr..................United States    Director of Kodak, Retired
                                                     Chairman and Chief
                                                     Executive Officer of the
                                                     New York Stock Exchange
Laura D'Andrea Tyson................United States    Director of Kodak, Dean of
                                                     the Walter A. Haas School
                                                     of Business, University of
                                                     California, Berkeley
Richard A. Zimmerman................United States    Director of Kodak, Retired
                                                     Chairman and Chief
                                                     Executive Officer, Hershey
                                                     Foods Corporation